UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NeuroOne Medical Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40439
(State or other jurisdiction of incorporation)	(Commission file number)

7599 Anagram Dr. Eden Prairie, MN	55344
(Address of principal executive offices)	(Zip Code)

Dave Rosa, President and Chief Executive Officer, 952-426-1383

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

This Form SD of NeuroOne Medical Technologies Corporation (“we” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG Minerals”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG Minerals are necessary to the functionality or production of such products.

This Form SD covers the period from January 1, 2025 to December 31, 2025 (the “Covered Period”).

Item 1.01 Conflict Minerals Disclosure and Report

Company and Product Overview

We are a medical technology company focused on (i) diagnostic, ablation and deep brain stimulation technology for brain related conditions such as epilepsy and Parkinson’s disease; (ii) ablation and stimulation for pain management throughout the body; and (iii) drug delivery including diagnostic and stimulation capabilities.

In 2025, we distributed three devices to our commercial partner Zimmer Biomet: (i) our Evo cortical electrode technology for recording, monitoring, and stimulating brain tissue for up to 30 days, (ii) our Evo sEEG electrode technology for temporary (less than 30 days) use with recording, monitoring, and stimulation equipment for the recording, monitoring, and stimulation of electrical signals at the subsurface level of the brain, and (iii) our OneRF ablation system for creation of radiofrequency lesions in nervous tissue for functional neurosurgical procedures. We also initiated a limited market release for our OneRF trigeminal nerve ablation system.

Covered Products

We conducted an analysis of the products that we manufactured or contracted to be manufactured, and found that most of our products fall within the scope of the conflict minerals rules as they contain (or may contain) one or more of the 3TG Minerals. These products include our Evo cortical electrode, our Evo sEEG electrode, our OneRF ablation system, and our OneRF trigeminal nerve ablation system. These products are collectively referred to in this Report as the “Covered Products.”

We and our manufacturing partners relied on third-party suppliers for the provision and development of many of the key components and materials used in the Covered Products, and were several steps removed from the mining and processing of the 3TG Minerals used in the Covered Products. As a result, we relied on our suppliers and manufacturing partners to assist us with our reasonable country of origin inquiry regarding the materials in the components supplied by them and used in the manufacturing of the Covered Products.

Reasonable Country of Origin Inquiry (RCOI)

In accordance with the Rule, we conducted in good faith a RCOI for the Covered Period to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

We rely on several manufacturers to manufacture our Covered Products (the “Manufacturers”). These Manufacturer relies on suppliers who supply components and materials for multiple products that they manufacture. We do not have direct relationships with any of these suppliers. Given our position in the supply chain as a “downstream” company, the Company has to rely on its Manufacturers to conduct their own survey of their “upstream” supply chain in relation to the conflict minerals used in their products. This inquiry consisted of obtaining a written assurance from the Manufacturers that each of them had performed in good faith its own RCOI. Accordingly, we requested and received from each of the Manufacturers a completed Conflict Minerals Reporting Template (“CMRT”).

Determination

Based on responses received, we had reason to believe that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at nmtc1.com/investors as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

None.

Section 3 – Exhibits

Item 3.01 Exhibits.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2026	NEUROONE MEDICAL TECHNOLOGIES CORPORATION

	By:	/s/ Dave Rosa
Dave Rosa
Chief Executive Officer

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